January 18, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
Bryan Pitko, Staff Attorney
Gus Rodriguez, Accounting Branch Chief Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted December 13, 2012
CIK No. 0001401708

Ladies and Gentlemen:

On behalf of NanoString Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated December 20, 2012 and December 21, 2012, relating to the Company’s request for confidential treatment (CIK No. 0001401708; CF No. 29112) submitted to the Commission on November 16, 2012 and the Company’s Supplement No. 1 to Confidential Draft Registration Statement on Form S-1 (CIK No. 0001401708) submitted to the Commission on December 13, 2012 (the “Registration Statement”), respectively.

On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a supplement to the Registration Statement (“Supplement No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Supplement No. 2 (against Supplement No. 1 to Confidential Draft Registration Statement submitted on December 13, 2012). Supplement No. 2, as confidentially submitted via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Supplement No. 2, as applicable.

December 20, 2012 Letter

III. Duration of Confidential Treatment

1.	We note your request that the Confidential Portions of each exhibit be held confidential until the third anniversary of the date on which the Registration Statement becomes available on the Commission’s EDGAR site. Please confirm that at such time you will amend your confidential treatment application to specify the appropriate year, month and day for the termination of confidential treatment corresponding with this request.

Securities and Exchange Commission

January 18, 2013

The Company acknowledges the Staff’s comment and confirms that when the Registration Statement becomes available on the Commission’s EDGAR site, it will amend its confidential treatment application to specify the appropriate year, month and day for the termination of confidential treatment.

December 21, 2012 Letter

Summary, page 1

The Offering, page 6

1.	We note your response to Comment 5 and your representation that once the Company determines to effect a reverse stock split, you will provide the Staff with additional information on the expected ratio of reverse split on a supplemental basis. Please confirm that, once you have determined to effect a reverse stock split, you will also revise the disclosure in your prospectus to provide the reverse stock split ratio and include a discussion of the effects of the reverse stock split as requested in our prior comment.

The Company acknowledges the Staff’s comment and confirms that if and when it determines to effect a reverse stock split, it will also revise the disclosure in the prospectus to provide the reverse stock split ratio and to include a discussion of the effects of the reverse stock split.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, page 42

2.	We note your disclosure that you intend to begin marketing Prosigna in certain countries in Europe in the first half of 2013. Please revise your disclosure to specifically identify these countries.

In response to the Staff’s comment, the Company has revised the disclosure throughout Supplement No. 2 to reflect that the countries in Europe in which the Company intends to market Prosigna initially are France, Germany, Italy, Spain and the United Kingdom.

Research and Development, page 49

3.	We acknowledge your response to prior comment 14. Please disclose the following:

•	How you manage your research and development activities;

•	That you do not allocate costs by project and why; and

•

The composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Supplement No. 2.

Securities and Exchange Commission

January 18, 2013

The Company supplementally advises the Staff that prior to 2012 its research and development operations were structured differently. Core nCounter platform technology and diagnostic product development were combined into a single group. Beginning in 2012, these activities were segregated. Any attempt to categorize research and development expense similarly for 2010 and 2011 would require allocations that would be arbitrary and, therefore, potentially misleading to investors.

Critical Accounting Policies and Significant Estimates

Stock-based Compensation, page 57

4.	We acknowledge your response to prior comment 15. Please provide us your detailed analysis of the guideline public companies that you selected that identifies the similarities that existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Please also disclose the assumptions used for your revenue projections, including the historical results, the projected revenue growth rate, the value attributable to the success of your TransATAC clinical study, the receipt of the CE mark for Prosigna and other developments. Please also clarify and quantify how the median revenue of comparable companies resulted in an enterprise value of $59.4 million.

In response to the second sentence of the Staff’s comment, attached hereto as Exhibit A is the detailed information compiled and considered by the independent valuation specialist and the Company during the process of selecting the Company’s set of public company comparables.

The Company acknowledges the third sentence of the Staff’s comment and respectfully submits to the Staff that the assumptions used for its revenue projections constitute competitively sensitive and proprietary information. Disclosure of these assumptions could potentially cause the Company substantial competitive and economic harm since knowledge of this information would enable the Company’s competitors to understand the Company’s growth and marketing strategies and product roll-out plans and to adopt strategies to counter the Company’s plans, resulting in an unfair competitive advantage to such competitors. Further, disclosure of this information would be potentially misleading for potential investors. The revenue projections derived from the assumptions were static and did not take into account subsequent business developments and macroeconomic conditions. Investors relying on this disclosure could form incorrect assumptions about the Company’s growth prospects at the time the Registration Statement is declared effective. Following the completion of the Company’s initial public offering, the Company intends to provide periodic updates to its investors regarding its projected financial performance. The Company respectfully submits to the Staff that this anticipated prospective disclosure will be more helpful to potential investors and will avoid disclosing competitively sensitive and proprietary information to the Company’s competitors.

In response to the last sentence of the Staff’s comment, the Company has revised the disclosure on page 58 of Supplement No. 2 and supplementally advises the Staff that the disclosure set forth in Supplement No. 1 regarding the derivation of the Company’s $59.4 million enterprise value has been revised to clarify that the enterprise value was calculated based on the Company’s projected 2011 revenue determined as of the valuation date only.

5.	It appears that some of the companies you selected differ, for instance, by types of products sold and market size. Please tell us why you do not believe any adjustments were required to reflect the differences between you and the public companies that you identified as similar to you.

Securities and Exchange Commission

January 18, 2013

Consistent with the guidance of the AICPA Practice Manual, the independent valuation specialist used public company comparables to provide an objective and auditable reference point for the valuation of the Company. The independent valuation specialist chose public company comparables listed on NASDAQ, the NYSE and other exchanges that participate in the markets for nanotechnology, genetic analysis technology and chemical diagnostics and have moderate to high trading volume and sophisticated institutional investors in their investor base. Such comparables provide insight regarding how the public markets value similar technologies and companies over a period of time and how volatile those valuations are based on company-specific and macroeconomic catalysts. Following this initial review, the independent valuation specialist narrowed the field of comparable companies to those that were most similar to the Company based on some or all of the following factors: operational area, size, business model, industry and the description of the companies’ respective businesses set forth in public filings. The Company has both a life sciences business and a diagnostics business and very few similarly situated companies have both of these businesses. Given the scarcity of companies that combine such lines of business, the independent valuation specialist was required to include comparable companies that participate solely in either the life sciences or diagnostics business. By taking into account similar numbers of life sciences and diagnostic companies, along with the relatively few number of companies that combine such businesses within a single enterprise, the independent valuation specialist arrived at a blended multiple that, when applied to the Company’s revenue forecasts, would arrive at an appropriate valuation based on then current and future businesses.

6.	You disclose on page 60 that you estimated the volatility of your stock options based on an equity calculation for 2010 but you determined that an asset volatility calculation was more appropriate in subsequent periods. Please provide a more robust disclosure of why you changed the method used to compute your stock option volatility. Please also tell us what the volatility calculation would have been assuming that you would have computed volatility based on an equity calculation for periods subsequent to 2010.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of Supplement No. 2.

In addition, the Company respectfully advises the Staff that if the Company had computed the fair value of stock options based on an equity volatility assumption for periods subsequent to 2010, then stock-based compensation would have increased by $2,980 for 2011 and by $47,880 for the nine months ended September 30, 2012.

Business, page 64

Collaborations; License Agreements

Institute for Systems Biology, page 86

7.	Refer to your response to our comment 22. Please revise your disclosure to indicate that the “annual minimum royalty payment” has expired as noted in your response. In addition, please provide in a footnote to the table of contractual obligations a reference regarding the future royalty obligations to the Institute that is excluded from the table and why the amounts are excluded.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 87 of Supplement No. 2.

Securities and Exchange Commission

January 18, 2013

Executive Compensation, page 108

8.	Please note that your next amendment, if filed after December 31, 2012 should be updated to include compensation paid during your fiscal year ended December 31, 2012.

The Company acknowledges the Staff’s comment and has updated the executive compensation disclosure for the fiscal year ended December 31, 2012 in Supplement No. 2.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page F-7

Unaudited Pro Forma Information, page F-8

9.	It appears that some of your warrants have anti-dilution provisions that allow for an adjustment if you issue equity at a price per share that is less than the warrant exercise price. Please explain to us why these warrants would not be classified as a liability under FASB ASC 815-40-15.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that none of its warrants includes provisions for price-based anti-dilution adjustments that will survive the Company’s initial public offering and the related conversion of the underlying shares of preferred stock to common stock in connection with the offering.

Although certain terms of some of the warrants incorporate by reference provisions of the Company’s certificate of incorporation that provide price-based anti-dilution protection to the underlying shares of the class or series stock for which the warrant is exercisable, these provisions will be absent from the Company’s certificate of incorporation to become effective immediately prior to the closing of the offering as a result of the conversion of the underlying preferred stock to common stock in connection with the offering. The Company intends to file with the Commission such certificate of incorporation as soon as practicable.

The Company notes that the warrants to purchase shares of Series D preferred stock that were issued between June 2011 to December 2011 do not contain any anti-dilution provisions which would be subject to ASC 815-40-15. Those warrants to purchase shares of Series D preferred stock amount to $2.29 million of the $2.61 million preferred stock warrant liability at September 30, 2012.

The warrants to purchase shares of Series B preferred stock, Series C preferred stock and the warrants to purchase shares of Series D preferred stock that were issued in March 2012 do include certain price-based anti-dilution provisions. The total value attributed to such warrants at September 30, 2012 was $320,000. Any provision included in these warrants that provides price-based anti-dilution adjustments in the event of an issuance of securities below the exercise price per share of the warrant either (i) has terminated in accordance with the terms of the warrants; (ii) will terminate upon the closing of the Company’s initial public offering; or (iii) will not be operative following the closing of the offering and the related conversion of the underlying shares of preferred stock to common stock in connection with the offering. With respect to (iii) above, each outstanding warrant to purchase shares of the Company’s preferred stock provides that the warrant shall become exercisable for shares of common stock upon conversion of the underlying shares of preferred stock to common stock.

Securities and Exchange Commission

January 18, 2013

Subsequent to September 30, 2012, the Company issued additional warrants to purchase shares of Series D Preferred Stock and warrants to purchase shares of Series E Preferred Stock that have substantially similar terms to the warrants to purchase shares of Series D preferred stock issued by the Company in March 2012, and the foregoing analysis applies to the price-based anti-dilution provisions in such warrants.

The Company believes that the treatment of these warrant liabilities for the purposes of the unaudited pro forma financial statements is appropriate.

Revenue Recognition, page F-11

10.	In your response to prior comment 31 you indicate that you have been able to establish selling price based on vendor specific objective evidence. However, you also note that in certain situations the contractual price of each deliverable falls within the range established for selling prices and you recognize revenue for the deliverables based on the contractual price. In addition, you state that when the contractual price is outside the range of established selling prices, you allocate revenue based on your estimated selling price. ASC 605-25-30-7 specifically states that “Contractually stated prices for individual products or services in an arrangement with multiple deliverables shall not be presumed to be representative of vendor-specific objective evidence, third-party evidence, or a vendor’s best estimate of selling price.” To provide investors with a better understanding of your accounting policy, please address the following:

•

Clarify in revised disclosures how you determined that “The company considers vendor specific objective evidence to have been obtained when a majority (80%) of transactions fall within a relatively narrow range of values”. Please also clarify if the 80% threshold is based on the number of transactions or the dollar amount of the transactions;

In response to the Staff's comments, the Company has clarified the revenue policy disclosure on pages 56 and F-11 of Supplement No. 2.

•	Clarify in revised disclosures how you determined that “a relatively narrow range of values” was within plus or minus 15%;

In response to the Staff's comments, the Company has clarified the revenue policy disclosure on pages 56 and F-11 of Supplement No. 2.

•

Tell us the facts and circumstances under which VSOE would not be available in an arrangement. It would be helpful if you provide us with examples of when you would recognize revenue using the contractual price versus the estimated selling price or VSOE; and

In accordance with ASC 605-25-30, the Company's best estimate of selling price would be used where vendor specific objective evidence and third-party evidence is unavailable. Such instances may occur on the introduction of a new product or where historical prices are not within a relatively narrow range. To date, the Company has been able to establish selling price, based on vendor specific objective evidence, for all separate units of accounting in multiple-element sales.

Securities and Exchange Commission

January 18, 2013

The Company would only use the contractual price if it fell within the previously established range established by vendor specific objective evidence. However, to date, there has been no instance where a contractual rate has been used to allocate arrangement consideration to deliverables, other than for separately priced warranty contracts which are accounted for under ASC 605-20. Accordingly, for clarity the Company has removed references to contractual price within the accounting policy disclosure.

•	Provide us with your accounting basis for using a contractual price and how this is in accordance with ASC 605-25-30.

The Company applies the provisions of ASC 605-25-30-6A which limits vendor specific objective evidence of selling price to the price charged for a deliverable when it is sold separately.

The Company has established vendor specific objective evidence as a relatively narrow range. The Company notes that vendor specific objective evidence does not have to be one specific value for a deliverable.

The Company reviewed PwC Dataline No. 2011-02 which provides an interpretation of ASC 605-25-30 and which states that “vendor specific objective evidence is often established using an appropriate range of standalone sales prices (e.g., using the bell curve approach) provided that the range is reflective of reasonable pricing of the product or service as if priced on a standalone basis”. Furthermore, the Dataline states that “while stated contract prices may not be presumed to be representative of vendor specific objective evidence, if the stated contract price is substantive and is within the range that was determined in a manner consistent with how the company would have normally developed its selling price for standalone sales of that deliverable, then it would be appropriate to rely on that stated contract price.”

The Company believes that the use of a contractually stated price in these circumstances would be appropriate and consistent with the provisions of ASC 605-25-30. As noted above, for clarity the Company has removed references to contractual price within the accounting policy disclosure.

* * * * *

Securities and Exchange Commission

January 18, 2013

Please direct your questions or comments regarding the Company’s responses or Supplement No. 2 to Patrick J. Schultheis at (206) 883-2501. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Patrick J. Schultheis
Patrick J. Schultheis

Enclosures

cc (w/encl.):	R. Bradley Gray
James A. Johnson
NanoString Technologies, Inc.

Alan F. Denenberg
Davis Polk & Wardwell LLP

Stephen Sommerville
PricewaterhouseCoopers LLP

Exhibit A

Market Approach—Guideline Publicly Traded Company Methodology—Revenue Multiple Analysis

Valuation as of 12/01/11

($ mm, except per share price)		Trading Performance
		Stock									Trading Statistics - Multiples (c)
	Ticker	Price On	Market			Enterprise	Revenue				Revenue
	Symbol (a)	12/1/11	Cap	Debt	Cash	Value (b)	LTM	CY 11E	CY 12E	CY 13E	LTM	CY 11E	CY 12E	CY 13E
Life Science Tools
Complete Genomics, Inc.	NasdaqGM:GNOM	$3.64	$121	$24	$105	$39	$21	$22	$40	$69	1.9x	1.8x	1.0x	0.6x
Enzo Biochem Inc.	NYSE:ENZ	$2.33	$90	$0	$24	$66	$102	$107	$116	$126	0.7x	0.6x	0.6x	0.5x
Harvard Bioscience Inc.	NasdaqGM:HBIO	$4.15	$118	$16	$16	$118	$109	$108	$115	$121	1.1x	1.1x	1.0x	1.0x
Fluidigm Corporation	NasdaqGS:FLDM	$13.40	$271	$12	$59	$224	$40	$42	$55	$69	5.6x	5.3x	4.1x	3.2x
Affymetrix Inc.	NasdaqGS:AFFX	$4.36	$307	$95	$86	$317	$287	$269	$297	$305	1.1x	1.2x	1.1x	1.0x
MDx Pure Plays
CombiMatrix Corporation	NasdaqCM:CBMX	$1.66	$18	$0	$8	$10	$4	$4	$5	$5	2.4x	2.2x	2.0x	1.9x
Nanosphere, Inc.	NasdaqGM:NSPH	$1.63	$71	$0	$47	$24	$2	$3	$8	$39	NM	9.5x	2.9x	0.6x
GenMark Diagnostics, Inc.	NasdaqGM:GNMK	$4.50	$92	$2	$36	$58	$4	$5	$15	NA	NM	11.8x	3.8x	NM
Ipsogen SA	ENXTPA:ALIPS	$16.27	$82	$2	$6	$78	$14	$14	$24	NA	5.7x	5.7x	3.2x	NM
Exact Sciences Corporation	NasdaqCM:EXAS	$8.43	$446	$1	$75	$372	$4	$4	$4	$10	NM	NM	NM	NM
Genomic Health Inc.	NasdaqGS:GHDX	$27.33	$807	$0	$79	$729	$200	$207	$237	$279	3.6x	3.5x	3.1x	2.6x
Blended Tools/MDx
MEDTOX Scientific Inc.	NasdaqGS:MTOX	$13.53	$121	$0	$2	$119	$106	$108	$121	$132	1.1x	1.1x	1.0x	0.9x
Sequenom Inc.	NasdaqGS:SQNM	$4.14	$411	$12	$101	$322	$54	$55	$76	$142	5.9x	5.8x	4.2x	2.3x
Luminex Corporation	NasdaqGS:LMNX	$20.16	$849	$3	$97	$756	$178	$183	$213	$243	4.3x	4.1x	3.6x	3.1x
									Median		2.4x	3.5x	2.9x	1.0x
									Mean		3.0x	4.1x	2.4x	1.6x
									High		5.9x	11.8x	4.2x	3.2x
									Low		0.7x	0.6x	0.6x	0.5x
									1st Quartile		1.1x	1.2x	1.0x	0.8x
									3rd Quartile		4.9x	5.7x	3.6x	2.5x
									Narrow Average		3.0x	3.8x	2.4x	1.6x
Excluded Public Company Comparables
Pacific Biosciences of California, Inc.	NasdaqGS:PACB	$2.79	$153	$0	$194	($41)	$22	$32	$45	$70	NM	NM	NM	NM
Helicos BioSciences Corporation	OTCPK:HLCS	$0.07	$6	$2	$1	$8	$5	NA	NA	NA	1.5x	NM	NM	NM

Notes:

(a)	Financial data provided by Capital IQ, a division of Standard & Poor’s.
(b)	Enterprise value equals market capitalization plus debt, minority interest, preferred equity, less cash.
(c)	Estimates data provided by Capital IQ.
(d)	NanoString Technologies is currently developing PAM50-based breast cancer assay, which is expected to receive CE-IVD mark in Q4 2012 followed by FDA approval in Q4 2013. The Company is also planning to pursue additional indicators in the field of chemotherapy and projects a growth higher than its peer group. Based on the Company’s recent developments and the success of the PAM50 validation studies, projected growth and comparison with comparable companies, median market multiple was selected.
(e)	No discounts to revenue forecasts are made.

Revenue Multiple Analysis

		2011
NanoString Technologies, Inc. Revenue		$16.9
Selected Multiple (Median) (d)		3.5x

Enterprise Value		$59.4
Discount Factor (e)		1.00

Adjusted Enterprise Value		$59.4
Concluded Enterprise Value	$59.4

Securities and Exchange Commission

January 18, 2013

Market Approach—Guideline Publicly Traded Company Methodology—EBITDA Multiple Analysis

Valuation as of 12/01/11

($ mm, except per share price)		Trading Performance
		Stock									Trading Statistics - Multiples (c)
	Ticker	Price On		Market		Enterprise	EBITDA				EBITDA
	Symbol (a)	12/1/11	Cap	Debt	Cash	Value (b)	LTM	CY 11E	CY 12E	CY 13E	LTM	CY 11E	CY 12E	CY 13E
Life Science Tools
Complete Genomics, Inc.	NasdaqGM:GNOM	$3.64	$121	$24	$105	$39	($48)	($57)	($49)	$0	NM	NM	NM	NM
Enzo Biochem Inc.	NYSE:ENZ	$2.33	$90	$0	$24	$66	($8)	NA	NA	NA	NM	NM	NM	NM
Harvard Bioscience Inc.	NasdaqGM:HBIO	$4.15	$118	$16	$16	$118	$12	NA	NA	NA	9.6x	NM	NM	NM
Fluidigm Corporation	NasdaqGS:FLDM	$13.40	$271	$12	$59	$224	($14)	($15)	($8)	($1)	NM	NM	NM	NM
Affymetrix Inc.	NasdaqGS:AFFX	$4.36	$307	$95	$86	$317	$33	$26	$41	$43	9.7x	12.2x	7.7x	7.3x
MDx Pure Plays
CombiMatrix Corporation	NasdaqCM:CBMX	$1.66	$18	$0	$8	$10	($7)	NA	NA	NA	NM	NM	NM	NM
Nanosphere, Inc.	NasdaqGM:NSPH	$1.63	$71	$0	$47	$24	($35)	($29)	($31)	NA	NM	NM	NM	NM
GenMark Diagnostics, Inc.	NasdaqGM:GNMK	$4.50	$92	$2	$36	$58	($22)	NA	NA	NA	NM	NM	NM	NM
Ipsogen SA	ENXTPA:ALIPS	$16.27	$82	$2	$6	$78	($2)	NA	NA	NA	NM	NM	NM	NM
Exact Sciences Corporation	NasdaqCM:EXAS	$8.43	$446	$1	$75	$372	($22)	($28)	($31)	($16)	NM	NM	NM	NM
Genomic Health Inc.	NasdaqGS:GHDX	$27.33	$807	$0	$79	$729	$15	$14	$20	$27	48.5x	52.1x	36.7x	26.6x
Blended Tools/MDx
MEDTOX Scientific Inc.	NasdaqGS:MTOX	$13.53	$121	$0	$2	$119	$13	$13	$17	NA	9.4x	9.1x	7.1x	NM
Sequenom Inc.	NasdaqGS:SQNM	$4.14	$411	$12	$101	$322	($62)	($65)	($67)	($41)	NM	NM	NM	NM
Luminex Corporation	NasdaqGS:LMNX	$20.16	$849	$3	$97	$756	$39	$36	$50	$60	19.2x	20.9x	15.1x	12.6x
									Median		9.7x	16.8x	11.4x	12.6x
									Mean		19.3x	22.5x	16.7x	15.5x
									High		48.5x	47.1x	36.7x	26.6x
									Low		9.4x	9.1x	7.1x	7.4x
									1st Quartile		9.6x	11.8x	7.6x	10.0x
									3rd Quartile		19.2x	27.4x	20.5x	19.6x
									Narrow Average		12.8x	16.8x	11.4x	12.6x
Excluded Public Company Comparables
Pacific Biosciences of California, Inc.	NasdaqGS:PACB	$2.79	$153	$0	$194	($41)	($113)	($112)	($87)	($72)	NM	NM	NM	NM
Helicos BioSciences Corporation	OTCPK:HLCS	$0.07	$6	$2	$1	$8	$0	NA	NA	NA	66.7x	NM	NM	NM

Notes:

(a)	Financial data provided by Capital IQ, a division of Standard & Poor’s.
(b)	Enterprise value equals market capitalization plus debt, minority interest, preferred equity, less cash.
(c)	Estimates data provided by Capital IQ.

Securities and Exchange Commission

January 18, 2013

Market Approach—Guideline Publicly Traded Company Methodology—Selected Metrics

Valuation as of 12/01/11

($ mm, except per share price)	No of			Avg Non-						LTM	2011E	2012E	2013E
	Shares		LTM	Cash WC	LTM Operating Statistics					LTM-1 year	2010A	2011E	2012E
	Outstanding	LTM	CAPEX	/ Avg	GP	Oper Inc	EBITDA	SG&A	R&D	Revenue	Revenue	Revenue	Revenue
	12/1/11	CAPEX	% of Rev	Revenue (a)	% Rev	% Rev	% Rev	% Rev	% Rev	Y/Y	Y/Y	Y/Y	Y/Y
Life Science Tools
Complete Genomics, Inc.	33.2	($16.3)	78.9%	(81.2%)	(1.0%)	(283.5%)	(231.0%)	137.3%	145.2%	NM	NM	NM	NM
Enzo Biochem Inc.	38.8	($1.2)	1.2%	9.1%	47.3%	(12.7%)	(8.3%)	52.3%	7.7%	5.1%	9.3%	8.0%	8.5%
Harvard Bioscience Inc.	28.5	($1.4)	1.3%	27.0%	47.1%	7.6%	11.3%	32.3%	4.7%	2.9%	(0.1%)	6.6%	5.0%
Fluidigm Corporation	20.2	($1.4)	3.5%	(1.2%)	68.3%	(36.3%)	(33.8%)	72.6%	31.9%	30.5%	25.9%	29.8%	26.4%
Affymetrix Inc.	70.5	($6.0)	2.1%	18.5%	59.6%	(0.2%)	11.4%	38.1%	21.7%	(8.7%)	(13.4%)	10.3%	2.6%
MDx Pure Plays
CombiMatrix Corporation	10.7	($0.1)	2.7%	21.6%	7.7%	(187.7%)	(180.0%)	191.6%	0.0%	(27.5%)	25.5%	9.2%	5.3%
Nanosphere, Inc.	43.4	($0.7)	35.8%	(85.2%)	20.9%	(1875.4%)	(1745.9%)	904.2%	992.2%	(20.8%)	23.6%	227.7%	370.9%
GenMark Diagnostics, Inc.	20.5	($1.6)	43.9%	(92.6%)	(70.8%)	(627.7%)	(593.2%)	332.6%	224.3%	NM	NM	NM	NM
Ipsogen SA	5.0	($0.8)	6.2%	15.0%	79.9%	(19.7%)	(14.9%)	63.2%	35.6%	40.3%	14.3%	78.6%	NM
Exact Sciences Corporation	52.9	($1.7)	38.3%	(141.3%)	99.5%	(505.1%)	(497.9%)	231.7%	372.9%	(13.8%)	(22.4%)	(0.1%)	141.3%
Genomic Health Inc.	29.5	($6.2)	3.1%	1.8%	82.8%	3.8%	7.5%	59.5%	19.4%	17.2%	16.0%	14.6%	16.6%
Blended Tools/MDx
MEDTOX Scientific Inc.	8.9	($5.5)	5.2%	17.1%	41.7%	6.3%	11.9%	33.1%	2.3%	15.4%	11.3%	11.5%	9.6%
Sequenom Inc.	99.3	($14.9)	27.5%	(55.0%)	62.8%	(125.4%)	(113.7%)	94.2%	94.0%	21.8%	16.8%	37.5%	85.9%
Luminex Corporation	42.1	($9.7)	5.4%	21.2%	69.7%	16.0%	22.1%	37.9%	15.7%	28.2%	29.6%	16.0%	14.3%
NanoString Technologies, Inc. (b)	313.5	($2.7)	16.6%	3.0%	43.2%	(66.9%)	(58.5%)	48.1%	53.6%	44.1%	43.7%	160.2%	25.7%
	Median	($1.7)	5.3%	5.5%	53.4%	(28.0%)	(24.4%)	67.9%	26.8%	10.3%	15.2%	13.0%	14.3%
	Mean	($4.8)	18.2%	(23.2%)	43.9%	(260.0%)	(239.6%)	162.9%	140.5%	7.5%	11.4%	37.5%	62.4%
	High	($0.1)	78.9%	27.0%	99.5%	16.0%	22.1%	904.2%	992.2%	40.3%	29.6%	227.7%	370.9%
	Low	($16.3)	1.2%	(141.3%)	(70.8%)	(1875.4%)	(1745.9%)	32.3%	0.0%	(27.5%)	(22.4%)	(0.1%)	2.6%
	1st Quartile	($6.1)	2.8%	(74.6%)	26.1%	(259.5%)	(218.2%)	41.6%	9.7%	(10.0%)	7.0%	8.9%	6.9%
	3rd Quartile	($1.3)	33.7%	18.2%	69.3%	2.8%	10.3%	178.0%	132.4%	23.4%	24.1%	31.7%	56.2%
Narrow Average		($4.3)	14.6%	(17.6%)	48.9%	(148.4%)	(135.9%)	112.0%	81.3%	7.8%	12.9%	22.2%	34.8%
Excluded Public Company Comparables
Pacific Biosciences of California, Inc.	54.8	($9.1)	41.8%	(56.4%)	54.3%	(547.3%)	(520.8%)	202.0%	399.6%	1319.2%	46.3%	41.1%	57.0%
Helicos BioSciences Corporation	83.7	$0.0	(0.2%)	(226.4%)	87.7%	2.1%	2.2%	87.0%	3.4%	137.9%	NM	NM	NM

Notes:

Financial data provided by Capital IQ, a division of Standard & Poor’s.

(a) Non-cash working capital is working capital less cash, plus current debt.

(b) Based on NanoString Technologies, Inc. actual financials.

Securities and Exchange Commission

January 18, 2013

Market Approach—Guideline Publicly Traded Company Methodology—Company Descriptions

Valuation as of 12/01/11

Company	Description
Life Science Tools
Complete Genomics, Inc.	Complete Genomics, Inc., a life sciences company, develops and commercializes a DNA sequencing platform for human genome sequencing and analysis. Its Complete Genomics Analysis platform combines its proprietary human genome sequencing technology with informatics and data management software to provide customers with data that is ready to be used for genome-based research. The company’s human genome sequencing services have applications in cancer research, Mendelian disease research, rare variant disease research, and clinical trial optimization. Its customers include academic and government research centers, and biopharmaceutical companies. The company was founded in 2005 and is headquartered in Mountain View, California.

Enzo Biochem Inc.	Enzo Biochem, Inc., a life sciences and biotechnology company, engages in the research, development, manufacture, and marketing of diagnostic and research products based on genetic engineering, biotechnology, and molecular biology. It operates in three segments: Life Sciences, Clinical Labs, and Therapeutics. The Life Sciences segment provides functional biology and cellular biochemistry products and tools to life sciences, pharmaceutical, and clinical research customers, as well as custom services. Its product portfolio include proteins, antibodies, peptides, small molecules, labeling probes, dyes, and kits for identification/validation, high content analysis, gene expression analysis, nucleic acid detection, protein biochemistry and detection, and cellular analysis. This segment offers its products to scientific experts in the fields of natural products/antibiotics, autophagy, cancer, cell cycle, cell death, cell signaling, cellular analysis, endocrinology, DNA regulation, compound screening, immunology, inflammation, metabolism, neuroscience, nitric oxide pathway, oxidative stress, proteases, proteosomes, protein expression and modification, signal transduction, and stress/heat shock proteins. The Clinical Labs segment provides routine and esoteric clinical laboratory tests or procedures used in general patient care by physicians to support a diagnosis, monitor treatment or medication, and search for an otherwise undiagnosed condition. It operates a full-service clinical laboratory, a network of approximately 30 patient service centers, a rapid response laboratory, and a phlebotomy and logistics department. The Therapeutics segment researches and develops therapeutic drug candidates in the areas of gastrointestinal, infectious, ophthalmic, and metabolic diseases. The company sells its products through its direct sales force; and a network of distributors worldwide. Enzo Biochem, Inc. was founded in 1976 and is headquartered in New York, New York.

Harvard Bioscience Inc.	Harvard Bioscience, Inc., together with its subsidiaries, develops, manufactures, and markets specialized products, primarily apparatus and scientific instruments used to advance life science research at pharmaceutical and biotechnology companies, universities, and government laboratories worldwide. The company’s products primarily target ADMET testing and molecular biology application areas. Its ADMET testing products include absorption diffusion chambers that measure the absorption of a drug into the bloodstream; well equilibrium dialysis plates for serum protein binding assays; organ testing systems; infusion pumps for infusing small quantities of liquid; behavioral products used in neuroscience, cardiology, psychological, and respiratory studies to evaluate the effects of situational stimuli, drugs, and nutritional infusions on motor and sensory, activity, and learning and test behavior; cell injection systems; ventilators; and electroporation products. Its molecular biology products consist of molecular biology spectrophotometers, DNA/RNA/protein calculators, multi-well plate readers, amino acid analysis systems, liquid dispensers, and gel electrophoresis systems, as well as liquid handling consumables primarily comprising pipettes, pipette tips, autoradiography films, gloves, thermal cycler accessories, and reagents. Harvard Bioscience, Inc. also distributes various devices, instruments, and consumable items used in experiments involving cells, tissues, organs, and animals in the fields of proteomics, physiology, pharmacology, neuroscience, cell biology, molecular biology, and toxicology; develops devices used by clinicians and researchers in the field of regenerative medicine, including bioreactors for growing tissue and organs outside the body, and injectors for stem cell therapy; and manufactures microdialysis products for in vivo sampling and monitoring of organs and tissues. The company was founded in 1901 and is headquartered in Holliston, Massachusetts.

Securities and Exchange Commission

January 18, 2013

Fluidigm Corporation	Fluidigm Corporation engages in the development, manufacture, and marketing of microfluidic systems for growth markets in the life science and agricultural biotechnology (Ag-Bio) industries. The company’s proprietary microfluidic systems consist of instruments and consumables, including chips (integrated fluidic circuits) and reagents. Its technology enables customers to perform and measure various biochemical reactions on samples smaller than the content of a single cell by utilizing minute volumes of reagents and samples; and rapid preparation of multiple samples in parallel for next generation DNA sequencing. The company’s products include the BioMark HD system, which performs high-throughput gene expression analysis using real-time and end point PCR, SNP genotyping, single-cell analysis, and digital PCR using TaqMan, EvaGreen dye, and other chemistries; The EP1 System that performs end point PCR and is commonly used in production settings for Ag-Bio, digital PCR, and copy number variation experiments using TaqMan, EvaGreen dye, and other chemistries; and the Access Array system that enables automated sample preparation and tagging for next generation DNA sequencers. The company serves pharmaceutical and biotechnology companies, academic institutions, diagnostic laboratories, and Ag-Bio companies. Fluidigm Corporation distributes its instruments and supplies through direct field sales and support organizations in North America, Europe, and Japan; and through distributors or sales agents in parts of Europe, Latin America, the Middle East, and the Asia-Pacific region. The company was formerly known as Mycometrix Corporation and changed its name to Fluidigm Corporation in April 2001. Fluidigm Corporation was founded in 1999 and is head quartered in South San Francisco, California.

Affymetrix Inc.	Affymetrix, Inc. engages in the development, manufacture, sale, and servicing of consumables and systems for genetic analysis in the life sciences and clinical healthcare markets. The company offers integrated GeneChip microarray platform that includes disposable DNA probe arrays (chips) consisting of nucleic acid sequences, certain reagents for use with the probe arrays, a scanner and other instruments used to process the probe arrays, and software to analyze and manage genomic or genetic information obtained from the probe arrays. Its products are used in various applications, including genotyping and gene expression. The company sells its products directly to pharmaceutical, biotechnology, agrichemical, diagnostics, and consumer products companies; academic research centers; government research laboratories; private foundation laboratories; and clinical reference laboratories in North America and Europe, as well as through life science supply specialists acting as authorized distributors in Latin America, India, the Middle East, and the Asia Pacific regions, including the People’s Republic of China. It has collaboration partnerships with Beckman Coulter, Inc.; CapitalBio Corporation; Life Technologies, Inc.; Genisphere LLC; and Qiagen GmbH. The company has operations in the United States, Europe, and Japan. Affymetrix, Inc. was founded in 1991 and is head quartered in Santa Clara, California.

MDx Pure Plays

CombiMatrix Corporation	CombiMatrix Corporation, a molecular diagnostics company, operates primarily in the fields of genetic analysis and molecular diagnostics in the United States. The company, through its wholly owned subsidiary, CombiMatrix Diagnostics, operates a diagnostics reference laboratory that provides DNA-based clinical diagnostic testing services to physicians, hospitals, and other laboratories in two primary areas, including prenatal and postnatal developmental disorders, and oncology. It offers a suite of developmental disorder array tests on the prenatal and postnatal application of array-comparative genomic hybridization in diagnosing genomic syndromes associated with developmental delays, autism spectrum disorders, dysmorphic features, and/or birth defects. The company also provides DNAarray—Heme Profile test to address various common hematological malignancies, including chronic lymphocytic leukemia; DNAarray—HER2 PRO test for breast cancer; and DNAarray—Tumor Profile test for the analysis of solid tumors, including breast, colon, lung, prostate, and brain tumors. In addition, it focuses on developing a series of drug compounds to address various oncology-related diseases. CombiMatrix Corporation was founded in 1995 and is based in Irvine, California.

Securities and Exchange Commission

January 18, 2013

Nanosphere, Inc.	Nanosphere, Inc. engages in the development, manufacture, and marketing of the molecular diagnostics platform, the Verigene System that enables genomic and protein testing on a single platform. Its Verigene System includes a bench-top molecular diagnostics workstation with nanoparticle technology that provides the ability to run multiple tests simultaneously on the same sample. The Verigene System is used for testing infectious disease assays, human and pharmacogenetic assays, and ultra-sensitive protein assays. The company’s customers include hospital-based laboratories and academic research institutions. Nanosphere, Inc. was founded in 1998 and is headquartered in Northbrook, Illinois.

GenMark Diagnostics, Inc.	GenMark Diagnostics, Inc. operates as a molecular diagnostics company primarily in the United States. It focuses on the development and commercialization of multiplexed molecular diagnostic testing systems for the detection and measurement of DNA and RNA targets used in the treatment of patients. The company’s products comprise eSensor XT-8 system, an automated molecular diagnostic system, which enable reference laboratories and hospitals to perform molecular diagnostic tests; and eSensor XT-8 Cartridge that utilizes a microfluidic system to accelerate target binding and enhance time to result. It also offers IVD tests, including eSensor cystic fibrosis genotyping test, eSensor thrombophilia risk test, and eSensor warfarin sensitivity test. The company’s other multiplexed molecular diagnostic tests pipeline under development comprise eSensor 2C19 test for the multiplexed detection and genotyping of various alleles of the cytochrome P450 (CYP450) 2C19 gene locus; eSensor respiratory viral panel, a nucleic acid multiplex test for the simultaneous detection and identification of multiple respiratory virus nucleic acids and mutations that confer resistance of Influenza A to the anti-viral drug Oseltamivir (Tamiflu); and eSensor KRAS/BRAF test for the multiplexed detection and genotyping of 12 mutations in codons 12 and 13 of KRAS and the V600E mutation in BRAF. GenMark Diagnostics, Inc. is headquartered in Carlsbad, California.

Ipsogen SA	Ipsogen SA, a cancer profiler, engages in the development, manufacture, and marketing of molecular diagnostic tests for leukemia and breast cancer in France. It offers various biomarker products, including AML1-ETO, BAALC, BCR-ABL Mbcr, BCR-ABL mbcr, CBFß-MYH11, CLLU1, E2A- PBX1, JAK2 V617F, MLL translocations, MPL W515 L/K, NPM1, PML-RARa, SIL-TAL, TEL-AML1, and WT1 for the treatment of chronic myeloid, acute myeloid, chronic lymphocytic, and acute lymphoblastic leukemia, as well as for myeloproliferative diseases. The company primarily sells its products to hospitals and analytical private laboratories through a network of distributors. It has a license agreement with Universite Libre de Bruxelles for the worldwide and exclusive rights on the Genomic Grade; and collaborations with cancer centers and institutes comprising Institut Curie, and Institut Paoli-Calmettes for conducting clinical studies in breast cancer domain. The company was founded in 1999 and is headquartered in Marseille, France. As of July 13, 2011, Ipsogen SA operates as a subsidiary of Qiagen NV.

Exact Sciences Corporation	Exact Sciences Corporation, a molecular diagnostics company, focuses on developing a molecular diagnostic screening technology for the early detection and prevention of colorectal pre-cancer and cancer. The company develops Cologuard, a stool-based DNA colorectal cancer screening test that is designed to detect each of the four stages of colorectal cancer, as well as pre-cancerous lesions. Its test includes proprietary and patented methods to isolate and analyze the trace amounts of human DNA that are shed into stool every day from the exfoliation of cells that line the colon. The company’s Cologuard test also used to detect blood in stool utilizing an antibody-based fecal immunochemical test. It has a strategic alliance agreement with LabCorp under which it licenses its patents and patent applications relating to the stool-based colorectal cancer screening technology to LabCorp; a collaboration, license, and purchase agreement with Genzyme Corporation to deliver intellectual property improvements through licenses; and a license agreement with MAYO Foundation for Medical Education and Research. Exact Sciences Corporation was founded in 1995 and is headquartered in Madison, Wisconsin.

Securities and Exchange Commission

January 18, 2013

Genomic Health Inc.	Genomic Health, Inc., a molecular diagnostics company, focuses on the development and global commercialization of genomic-based clinical laboratory services that analyze the underlying biology of cancer allowing physicians and patients to make individualized treatment decisions. The company offers Oncotype DX breast cancer test, which is used for early stage breast cancer patients to predict the likelihood of breast cancer recurrence and the likelihood of chemotherapy benefit. It also provides Oncotype DX colon cancer test, which is used to predict the likelihood of colon cancer recurrence in patients with stage II disease. Genomic Health, Inc. was founded in 2000 and is headquartered in Redwood City, California.
Blended Tools/MDx
MEDTOX Scientific Inc.	MEDTOX Scientific, Inc., together with its subsidiaries, provides forensic and clinical laboratory services, and offers diagnostic devices. Its Laboratory Services segment offers drugs-of-abuse testing services. It also provides clinical and other laboratory services, including clinical toxicology, clinical testing for occupational health clinics and physician offices, pediatric lead testing, and analysis of heavy and trace metals. In addition, this segment offers services in the areas of logistical support, data management, and program management services; and pain management products. Further, it provides clinical trial services comprising central laboratory and assay development, as well as bio-analytical, bio-equivalence, and pharmacokinetic testing services for pharmaceutical and biotech companies, clinical research and research organizations, as well as investigators with trial management, patient recruitment/enrollment, and site management. The company’s Product Sales segment develops, manufactures, and distributes point-of-collection testing diagnostic drug screening devices. Its products include PROFILE-II, PROFILE-II A, PROFILE-III, and PROFILE-III A, which are used in workplace drugs-of-abuse testing; and testing in support of hospital emergency departments, criminal justice system, and rehabilitation centers. This segment’s products also include PROFILE-II ER and PROFILE-III ER, PROFILE-IV, and PROFILE-V, a line of diagnostic drug screening products for drug detection in patients in the hospital and emergency rooms; VERDICT-II, SURE-SCREEN, and ClearCourse diagnostic drug screening products used in the criminal justice and drug rehabilitation markets; and MEDTOX Scan Reader, an electronic reader for use with PROFILE-V device in hospital laboratories and emergency rooms. In addition, it manufactures coagulation market controls; and distributes alcohol detection tests. The company was founded in 1983 and is headquartered in St. Paul, Minnesota.

Sequenom Inc.	Sequenom, Inc. provides products, services, diagnostic testing, applications, and genetic analysis products that translate the results of genomic science into solutions for biomedical research, translational research, molecular medicine applications, and agricultural and livestock research. The company operates in two segments, Molecular Diagnostics and Genetic Analysis. The Molecular Diagnostics segment researches, develops, and commercializes noninvasive molecular diagnostic tests for prenatal genetic disorders and diseases, women’s health related disorders and diseases, age-related macular degeneration, ophthalmology, oncology, infectious diseases, and other diseases and disorders. This segment markets diagnostic technology for prenatal diagnostics under the trademark SEQureDx. The Genetic Analysis segment designs and markets MassARRAY system, a nucleic acid analysis platform that comprises hardware, software applications, consumable chips, and reagents to measure genetic target material and variations. This segment offers its MassARRAY system for various DNA/RNA analysis applications, including single nucleotide polymorphism (SNP), genotyping, detection of mutations, analysis of copy number variants, and other structural genome variations, as well as quantitative gene expression analysis, quantitative methylation marker analysis, comparative sequence analysis of haploid organisms, SNP discovery, and oligonucleotide quality control. It also provides iPLEX multiplexing assay, which permits multiplexed SNP analysis and somaticmutation analysis. The company offers its products through direct sales, support personnel, and distribution partners to clinical research laboratories, bio-agriculture, bio-technology and pharmaceutical companies, academic institutions, and various government agencies worldwide. Sequenom, Inc. was founded in 1994 and is headquartered in San Diego, California.

Securities and Exchange Commission

January 18, 2013

Luminex Corporation	Luminex Corporation develops, manufactures, and sells proprietary biological testing technologies and products for the life sciences and diagnostic industries in the United States. It offers xMAP technology, an open architecture and multiplexing technology that allows simultaneous analysis of approximately 500 bioassays from a drop of fluid by reading biological tests on the surface of microscopic polystyrene beads called microspheres. The company’s xMAP technology is used in various segments of the life sciences industry, such as the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, food safety, and biomedical research. It operates in two segments, Technology and Strategic Partnerships; and Assays and Related Products. The Technology and Strategic Partnerships segment offers Luminex LX 100/200 that integrates fluidics, optics, and digital signal processing; FLEXMAP 3D system for use as a general laboratory instrument; and MAGPIX system, a multiplexing analyzer for qualitative and quantitative analysis of proteins and nucleic acids. It also provides consumables comprising dyed polystyrene microspheres and sheath fluid. The Assays and Related Products segment develops and sells assays on xMAP technology for use on the company’s installed base of systems. Its products are focused on the human genetics, personalized medicine, and infectious disease segments of the genetic testing market. This segment offers various assay products, which consist of a combination of chemical and biological reagents, and the company’s proprietary bead technology used to perform diagnostic and research assays on samples. The company serves pharmaceutical companies, clinical laboratories, research institutions, and medical institutions. It has a collaboration agreement with Northrop Grumman Corporation. The company was founded in 1995 and is based in Austin, Texas.

Excluded Public Company Comparables

Pacific Biosciences of California, Inc.	Pacific Biosciences of California, Inc., a development stage company, develops, manufactures, and markets an integrated platform for genetic analysis. The company engages in commercializing a platform, single molecule, real-time technology (SMRT) for the detection of biological events. It primarily focuses on the DNA sequencing market. The company’s product includes the PacBio RS, a sequencing platform, which consists of an instrument platform that uses the company’s proprietary consumables, such as SMRT Cells and reagent kits. Its target customers include genome centers, genomics service providers, and agricultural companies, as well as clinical, government, and academic institutions. Pacific Biosciences of California, Inc. was founded in 2000 and is headquartered in Menlo Park, California.

Helicos BioSciences Corporation	Helicos BioSciences Corporation, a development stage life sciences company, focuses on the genetic analysis technologies primarily in the United States. Its proprietary True Single Molecule Sequencing technology enables the analysis of geneticmaterial by directly sequencing single molecules of DNA or RNA. The company’s Helicos genetic analysis platform consists of HeliScope single molecule sequencer; HeliScope analysis engine, an image analysis computer tower; associated reagents, which are chemicals used in the sequencing process; and disposable supplies. Its Helicos genetic analysis system is used for various applications in the areas of studying the cancer research, molecular diagnostics, infectious diseases, gene sequencing, direct RNA sequencing, ancient DNA sequencing, and pharmaceutical research and development. The company was formerly known as Newco LS6, Inc. and changed its name to Helicos BioSciences Corporation in November 2003. Helicos BioSciences Corporation was founded in 2003 and is headquartered in Cambridge, Massachusetts.

Securities and Exchange Commission

January 18, 2013

Market Approach—Guideline Publicly Traded Company Methodology—Market Value Analysis

Valuation as of 12/01/11

($ mm, except per share price)		Trading Performance - Valuation Date					Trading Performance – Previous Valuation Date					Change Analysis
		Stock					Stock
	Ticker	Price On	Market			Enterprise	Price On	Market			Enterprise	Stock Price		Enterprise Value
	Symbol (a)	12/1/11	Cap	Debt	Cash	Value (b)	9/30/10	Cap	Debt	Cash	Value (b)	$	%	$	%
Life Science Tools
Complete Genomics, Inc. (c)	NasdaqGM:GNOM	$3.64	$121	$24	$105	$39	$8.03	$160	$98	$8	$251	($4.39)	(54.7%)	($211)	(84.3%)
Enzo Biochem Inc.	NYSE:ENZ	$2.33	$90	$0	$24	$66	$3.80	$145	$0	$34	$111	($1.47)	(38.7%)	($44)	(40.0%)
Harvard Bioscience Inc.	NasdaqGM:HBIO	$4.15	$118	$16	$16	$118	$3.80	$108	$11	$16	$103	$0.35	9.2%	$15	14.7%
Fluidigm Corporation (c)	NasdaqGS:FLDM	$13.40	$271	$12	$59	$224	$14.02	$266	$178	$32	$412	($0.62)	(4.4%)	($188)	(45.6%)
Affymetrix Inc.	NasdaqGS:AFFX	$4.36	$307	$95	$86	$317	$4.56	$323	$220	$301	$242	($0.20)	(4.4%)	$75	30.9%
MDx Pure Plays
CombiMatrix Corporation	NasdaqCM:CBMX	$1.66	$18	$0	$8	$10	$2.25	$17	$0	$10	$7	($0.59)	(26.2%)	$3	43.3%
Nanosphere, Inc.	NasdaqGM:NSPH	$1.63	$71	$0	$47	$24	$5.03	$140	$0	$58	$82	($3.40)	(67.6%)	($58)	(70.8%)
GenMark Diagnostics, Inc.	NasdaqGM:GNMK	$4.50	$92	$2	$36	$58	$3.36	$39	$0	$30	$10	$1.14	33.9%	$48	492.4%
Ipsogen SA	ENXTPA:ALIPS	$16.27	$82	$2	$6	$78	$9.20	$44	$2	$9	$37	$7.07	76.8%	$40	108.5%
Exact Sciences Corporation	NasdaqCM:EXAS	$8.43	$446	$1	$75	$372	$7.24	$292	$1	$37	$255	$1.19	16.4%	$116	45.6%
Genomic Health Inc.	NasdaqGS:GHDX	$27.33	$807	$0	$79	$729	$13.36	$385	$0	$62	$323	$13.97	104.6%	$406	125.5%
Blended Tools/MDx
MEDTOX Scientific Inc.	NasdaqGS:MTOX	$13.53	$121	$0	$2	$119	$11.63	$101	$0	$5	$96	$1.90	16.3%	$23	23.7%
Sequenom Inc.	NasdaqGS:SQNM	$4.14	$411	$12	$101	$322	$7.01	$526	$1	$68	$460	($2.87)	(40.9%)	($137)	(29.9%)
Luminex Corporation	NasdaqGS:LMNX	$20.16	$849	$3	$97	$756	$16.00	$677	$3	$101	$580	$4.16	26.0%	$177	30.5%
									Median				2.4%		27.1%
									Mean				3.3%		46.0%
									High				104.6%		492.4%
									Low				(67.6%)		(84.3%)
									1st Quartile				(35.6%)		(37.5%)
									3rd Quartile				23.6%		45.0%
									Narrow Average				0.8%		19.7%
Excluded Public Company Comparables
Pacific Biosciences of California, Inc.	NasdaqGS:PACB	$2.79	$153	$0	$194	($41)	$0.00	$0	$367	$139	$229	$2.79	NM	($269)	(117.8%)
Helicos BioSciences Corporation	OTCPK:HLCS	$0.07	$6	$2	$1	$8	$0.48	$37	$0	$6	$31	($0.41)	(85.4%)	($23)	(75.0%)

Notes:

(a)	Financial data provided by Capital IQ, a division of Standard & Poor’s.
(b)	Enterprise value equals market capitalization plus debt, minority interest, preferred equity, less cash.
(c)	Stock prices for Complete Genomics and Fluidigm Corporation are considered from November 11, 2011 and February 10, 2011 respectively, which correspond to their IPO dates.